Lazard Alternative Strategies Fund, LLC

Proxy Voting Results (unaudited) - September 30, 2005


A Special Meeting of Members of the Company was held on August
18, 2005, to vote on the following proposals. Each proposal received the required number of votes of Members and was adopted.

Proposal 1:	To approve a new Investment Advisory Agreement
between the Company and Lazard Alternatives:

      For         Against         Abstain
  100,416,472       0               0

Proposal 2:	To elect the following persons to serve as
members of the Board of Managers of the Company:

                          For          Withhold Authority
a. Robert Appel*      100,416,472             0
b. John J. Burke      100,416,472             0
c. Leon M. Pollack    100,416,472             0
d. Richard Reiss      100,416,472             0
e. Michael S. Rome    100,416,472             0
f. Robert M. Solmson  100,416,472             0


*	Mr. Appel determined he could not serve as a Manager
and did not become a member of the Board of Managers.